 Exhibit 8

SUBSIDIARIES OF VUANCE LTD. AS OF JUNE 30, 2010

Name of Subsidiary	Jurisdiction of Organization	Percent Owned

Vuance, Inc. (formerly SuperCom, Inc.)	United States	100%
SuperCom Asia Pacific Limited	Hong Kong	100%
Vuance – RFID Inc.*	United States	100%
S.B.C. Aviation Ltd.	Israel	100%
SuperCom Slovakia A.S.	Slovakia	66%
PureRFid, Inc.	United States	100%

* Vuance – RFID Inc. has an Israeli wholly-owned subsidiary, Vuance RFID Ltd.